VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

August 11, 2025

Re: Fine Mulligans, Inc.

Offering Statement on Form 1-A, as amended

File No. 024-12640

To Whom It May Concern:

On behalf of Fine Mulligans, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 12:00 noon, Eastern Daylight Time, on Thursday, August 14, 2025, or as soon thereafter as is practicable.

Sincerely,

/s/ Thomas P. DeJong

Thomas P. DeJong, Esq.

Red Rock Securities Law